Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Total sells to Silex Gas Norway AS its stake in Gassled,

the Norwegian gas transportation network

Paris, June 8, 2011 - Total announces the signing of an agreement with Silex Gas Norway AS, a wholly owned subsidiary of Allianz, to sell its entire stake in Gassled (6.4%) and related entities for a price of NOK 4.64 billion (approximately US$ 870 million). The transaction is subject to approval by the relevant authorities.

Gassled is a joint venture formed in 2003 to transport natural gas from fields on the Norwegian Continental Shelf to Continental Europe and the UK. Gassled’s infrastructure assets comprise approximately 7,980 kilometres of natural gas pipelines and associated platforms, processing plants and terminals in Norway, Belgium, France, Germany and the UK. Gassled derives its revenues from tariff payments from Shippers using the system, these tariffs being regulated by the Norwegian Ministry of Petroleum and Energy.

“Ownership of Norwegian midstream gas transportation assets is no longer a core business, and so this sale constitutes part of the Group’s ongoing optimization of its portfolio” said Patrice de Vivies Senior Vice President Exploration & Production Northern Europe, “Total remains fully committed to its long term presence in the exploration and production of oil and gas in Norway”.

Total will continue to be a major user of the Gassled system with long term bookings to transport its equity gas production to customers in European markets.

Total in Norway

Since the late sixties, the Group has played a major role in the development of a large number of fields in the Norwegian North Sea. Total holds interests in eighty licenses on the Norwegian Continental Shelf, seventeen of which it operates. Norway is the largest contributor to the Group’s equity production, with an average of 310,000 barrels of oil equivalent per day in 2010.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com